[Cahill Gordon & Reindel llp Letterhead]
(212) 701-3000
May 6, 2009
VIA IDEA TRANSMISSION AND
FACSIMILE TRANSMISSION TO (202) 772-9217
Dan Duchovny
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Mail Stop 6010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	IPC Holdings, Ltd.
Revised Preliminary Proxy Statement on Schedule 14A
Filed May 4, 2009
Filed by Validus Holdings, Ltd. and Validus Ltd.
File No. 000-27662
Form 425
Filed April 30, 2009 by Validus Holdings, Ltd. and Validus Ltd.
File No. 000-27662
Dear Mr. Duchovny:
          On behalf of Validus Holdings, Ltd. (the “Company”) and Validus Ltd., we hereby submit responses to the comments of the Staff regarding the above-referenced filing as set forth in your letter dated May 5, 2009 (the “Comment Letter”). Additionally, the Company and Validus Ltd. file herewith, via IDEA, Amendment No. 3 to their Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), originally filed with the Commission on April 9, 2009. This amendment reflects the Company’s responses to the comments of the Staff as set forth in the Comment Letter.

          Set forth below are the Staff’s comments contained in the Comment Letter and immediately following each comment is the Company’s response. Except where noted otherwise, the Company’s responses are also those of Validus Ltd.
          As an initial matter, in connection with prior comments 29 and 30 in the Staff’s April 16, 2009 comment letter, we have reevaluated the subject of which persons are participants in the solicitation and have accordingly removed references to most of the directors of Validus Holdings, Ltd. and all of the directors of Validus Ltd. from the disclosure identifying participants in the solicitation. In evaluating the disclosure required by Item 4 of Schedule 14A, we note that the solicitation does not involve an election contest or nomination of directors and therefore this is not a solicitation subject to Rule 14a-12(c) under the Exchange Act. Additionally, this is a solicitation made otherwise than by the registrant, IPC Holdings, Ltd. Accordingly, Item 4(a)(2) of Schedule 14A provides the applicable requirement to identify participants, which requires naming the participants in the solicitation as defined in paragraphs (a)(iii), (iv), (v) and (vi) of Instruction 3 to Item 4 of Schedule 14A. The directors for whom disclosure has been removed will not solicit proxies and they are not members in any group that will solicit proxies in connection with the solicitation, so paragraphs (a)(iii) and (vi) of the definition do not apply. They also will not provide financing for the solicitation, so paragraphs (a)(iv) and (v) of the definition do not apply. Accordingly, we believe these directors are not required to be named as participants in the solicitation.
          We are available at your convenience to discuss any comments or questions. Thank you in advance for your consideration.
Cover Page
     1. We note your statement on page 2 that “A vote ‘AGAINST’ the Proposed Max Amalgamation paves the way for IPC shareholders to receive what we believe is a superior currency.” As IPC shareholders will receive no currency in the Max amalgamation, please revise this statement.
     Response: The Company has revised the disclosure on page 2 in response to the Staff’s comment.
     2. We note your continued reference to the transaction between IPC and Max as a “sale” rather than a “merger of equals,” as described by IPC and Max. As you have not provided adequate support for this position, please characterize the following as a statement of opinion or belief, rather than fact: “However, even though IPC’s board of directors apparently decided to put IPC up for sale, IPC and its advisors specifically excluded parties (including Validus) from its sale process....”
     Response: The Company has revised the disclosure on page 5 in response to the Staff’s comment.

     3. Please provide support for the following statements:
•	“... Validus common shares traded a premium to their diluted book value and diluted tangible book value of 1.05x and 1.13x, respectively, whereas Max common shares traded at a discount, at 0.76x and 0.77x, respectively.” Also, we note that on page 5 you state that Validus common shares traded at a premium of 1.5x rather than 1.05x to Validus’ diluted book value based on the closing price of Validus common shares on March 30, 2009. Please reconcile these statements.
     Response to sub-bullet 1 of comment 3: The Company has revised the disclosure on page 5 in response to the Staff’s comment. The Company is supplementally providing supporting material with this letter.
•	The first two sentences of the first full paragraph on page 3.
     Response to sub-bullet 2 of comment 3: This sub-bullet asks for support for the following statement on page 3: “Between December 31, 2005 and December 31, 2008, and notwithstanding the significant property catastrophe claim activity during this period (generated, for instance, by Hurricanes Ike and Gustav),Validus grew its book value per share (including accumulated dividends) at a 13.2% rate compared to Max’s 8.8% growth rate over the same period. In 2008, Validus grew its book value per share by 2.4% compared to Max’s decline in book value of 10.8% during the same period.” The Company is supplementally providing supporting material with this letter.
•	“In independent forecasts conducted by Willis Re, the Council of Insurance Agents and Brokers and Aon, the rate trends in business lines which accounted for approximately 86% of Validus’ 2008 non-reinsurance gross written premiums (marine, property, war and terrorism, and financial institutions) are currently positive, whereas the same independent forecasts predict negative rate changes in business lines which accounted for 58% of Max’s 2008 non-reinsurance gross written premiums.” (page 4)
     Response to sub-bullet 3 of comment 3: The Company is supplementally providing supporting material with this letter.
     4. We note your response to our prior comment 5. Please revise your filing in response to the below listed additional comments:
•	We note your response to sub-bullet 3 of our prior comment 5. Please make a similar (footnote) revision to the following statement on page 18: “Max alternative investments and non-agency asset/mortgage backed securities alone comprise 99% of tangible equity, indicating a massive amount of embedded risk.”

     Response to sub-bullet 1 of comment 4: The Company has revised the disclosure on page 18 by adding a new footnote 18 in response to the Staff’s comment.
•	Please revise footnote 18 to provide a description of the supplemental support you provided us. We note in that support that Max’s investment yield in 2008Q3 and 2008Q4 is worse than the average, there are several other companies which produced worse results than Max.
     Response to sub-bullet 2 of comment 4: The Company has revised the disclosure on page 18 by revising what is now footnote 19 in response to the Staff’s comment.
•	Your response to sub-bullet 14 of our prior comment 5 does not explain how comparing the net book value of net assets acquired prior to adjustments to fair value of net assets acquired provides the “reduced standalone value” of Max Capital. We reissue the comment.
     Response to sub-bullet 3 of comment 4: The Company has revised the disclosure on page 21 by adding a new footnote 20 in response to the Staff’s comment. The supplemental calculations provided in response to sub-bullet 14 of prior comment 5 are reproduced below. As the footnote explains, the Validus letter reproduced at page 21 of the Proxy Statement is discussing Max’s presentation in its April 6, 2009 press release of its “standalone value,” based on a measure of diluted tangible book value. The Validus letter refers to the purchase accounting adjustments presented in IPC’s Registration Statement on Form S-4 filed in connection with the Max amalgamation, which are adjustments made to calculate the fair value of net assets acquired (in other words, adjustments to the historical net book value of Max). Those adjustments have the effect of a reduction to the historical net book value of Max, and because the book value is a component of the “standalone value” of Max (in other words, the value of Max considered separately) as Max described it in its April 6, 2009 press release reproduced beginning on page 19 of the Proxy Statement, those reductions for purchase accounting adjustments, if applied to Max’s asserted “standalone value” determined by reference to its book value, would result in a “reduced standalone value” of Max “being delivered to IPC’s shareholders,” as Max described the standalone value in the its press release.
5. Sub-bullet 14
In the transaction adjustments, IPC is reducing the value of net assets of Max from $1,280.3 million to $1,162.9 million. This is a decrease in the value of net assets of $117.4 million.

$ in Millions	As of December 31, 2008	Source

Net book value of net assets acquired prior to adjustments	$1,280.3	Max / IPC S-4 pg. 16
Fair value of net assets acquired	1,162.9	Max / IPC S-4 pg. 16
Reduced standalone value	$117.4	Calculated

Mark any supporting information provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. Please note that the above list is not intended to be exhaustive.
Notes to Unaudited Condensed Consolidated Pro Forma Financial Statements, page 27
     5. We note your response to our prior comment 16. Please clearly state that you may withdraw your offer at any time prior to IPC’s execution of the Validus Amalgamation Agreement, if this is the case.
     Response: The Company has revised the disclosure on page 34 in response to the Staff’s comment.
Form 425 filed on April 30, 2009
     6. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following examples of statements or assertions in your materials, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion:
•	“Validus’ offer would allow IPC shareholders to benefit from the superior growth prospects of a combined company that would be a leading carrier in Bermuda’s short-tail reinsurance and insurance markets...” (Emphasis added).
     Response to sub-bullet 1 of comment 6: The Company is supplementally providing supporting material with this letter.
•	“Importantly, if the conditions of our Exchange Offer are satisfied, we believe we would be able to close in June. As an alternative, through the Scheme of Arrangement, we could deliver a transaction with a lower shareholder approval requirement as early as mid-July.”
     Response to sub-bullet 2 of comment 6: The Company advises as follows regarding the referenced statement.
     The Company believes that if the conditions of our Exchange Offer are satisfied, it would be able to acquire IPC common shares under the Exchange Offer in June based on the following. If the Exchange Offer is commenced as late as May 15 and held open for 20 business days, it would expire on June 15, 2009. If the conditions to the Exchange are satisfied, the Company will acquire at least 90% of the then-outstanding number of IPC common shares on a fully-diluted basis (excluding any IPC common shares beneficially owned by Validus or its subsidiaries).

     The Company additionally believes that, under the Scheme of Arrangement, it would be able to close an acquisition of IPC as early as mid-July based on the following. Validus intends to petition the Supreme Court of Bermuda to approve a scheme of arrangement (the “Validus scheme of arrangement”) under Part VII of The Companies Act of 1981 of Bermuda, as amended (the “Companies Act”), pursuant to which Validus would acquire all of the issued and outstanding IPC common shares on the same economic terms as in the Validus exchange offer and the Validus amalgamation offer. In order to effect the Validus scheme of arrangement, the IPC shareholders must approve the Validus scheme of arrangement at a meeting ordered by the Supreme Court of Bermuda (the “court-ordered IPC meeting”), IPC must separately approve (including pursuant to resolutions approved at the IPC special general meeting, as described below) the Validus scheme of arrangement and the Validus scheme of arrangement must then be sanctioned by the Supreme Court of Bermuda. Our belief that the Validus scheme of arrangement could be effective by as early as mid-July is predicated on three assumptions: (1) that shareholders holding at least one-tenth of the issued shares of IPC have deposited a requisition by June 1, 2009 for a special general meeting to compel IPC to approve and enter the Scheme; (2) that the IPC directors, following the rejection of the IPC/Max transaction, will co-operate in the convening of the requisitioned special general meeting allowing it to be held on the same day as the court-ordered IPC meeting, which would occur in mid-July; and (3) that the Supreme Court of Bermuda court calendar will be able to accommodate the preferred dates of the hearings and will, in accordance with current practice, allow advertising of the proposed date of the sanction hearing in the same notice as that giving notice of the court-ordered IPC meeting.
Mark any supporting information provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. Please note that the above list is not intended to be exhaustive.
* * * * *
          Comments or questions regarding these matters may be directed to Daniel Zimmerman at (212) 701-3777, Helene Banks at (212) 701-3439 or John Schuster at (212) 701-3323.

Very truly yours,
/s/ Helene Banks
Helene Banks

cc:	C. Jerome Dill (Validus Holdings, Ltd.)
Stephen F. Arcano (Skadden, Arps, Slate, Meagher & Flom LLP)
Richard J. Grossman (Skadden, Arps, Slate, Meagher & Flom LLP)
John Schuster (Cahill Gordon & Reindel llp)